July 9, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michele M. Anderson

Re:	BT Triple Crown Capital Holdings III, Inc.
Form S-4
Filed May 30, 2007
File No. 333-143349
Dear Ms. Anderson:
     On behalf of our client, BT Triple Crown Capital Holdings III, Inc. (“Holdings”), we hereby acknowledge receipt of the comment letter dated June 29, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-4 (the “S-4”).
     We submit this letter in response to the Comment Letter on behalf of Holdings. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Holdings’ responses. Unless otherwise noted, page number references herein refer to the joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) contained in Amendment No. 1 to the S-4 (the “Amended S-4”). Terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus.
     Holdings is filing today, by way of EDGAR, the Amended S-4, together with this response letter. Under separate cover, we will send three marked copies of the Amended S-4 and all supplemental information requested by the Staff by courier to you.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

RESPONSES TO STAFF COMMENTS
General
1.	Please provide all of the disclosure required by Item 18(a)(5) and Item 18(a)(7) of Form S-4, including executive compensation disclosure for the surviving or acquiring company, in the body of the S-4. We note that BT Triple Crown is the acquiring company, that BT Triple Crown will be the surviving company, and that the registrant is not eligible to incorporate by reference.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 49 – 62 of the Proxy Statement/Prospectus.

2.	As appropriate, please revise the joint proxy statement/prospectus to comply with the comments we issued on the Form 10-K of Clear Channel Communications, Inc.

Response: Clear Channel Communications, Inc. (“Clear Channel”) is currently working with the Staff to address and resolve all issues identified on Clear Channel’s Annual Report on Form 10-K for the year ended December 31, 2006.
Cover Page/Letter to Shareholders
3.	We remind you to limit your cover page to one page and to limit your disclosure here to the information required by Item 501 of Regulation S-K and information that is otherwise key to a voting and investment decision. In this regard, please revise the first paragraph to describe the transaction in clear, plain English, rather than focusing on the existence of merger subs and the mechanics of the transaction.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment.

4.	Revise to make clear that Clear Channel shareholders may elect to receive the cash consideration or stock consideration for all or any portion of their Clear Channel shares, subject to the pro-rata provisions of the merger agreement and the individual cap.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

5.	Revise the paragraph beginning with the phrase “Please note that the proxy cards that accompanied...” to clarify that even if a shareholder has previously validly executed a proxy card and does not wish to change his vote, s/he is still required to submit the form of election by the deadline set forth in the proxy statement/prospectus if s/he wishes to receive the stock consideration.

Response: As indicated in our response to comment 6 below, Holdings has revised the Proxy Statement/Prospectus to disclose that the original proxy cards will not continue to be valid and that new proxy cards will be required in order for a shareholder to vote by proxy.

6.	We note that the original proxy cards were mailed to Clear Channel shareholders at the end of January 2007. In your response letter, please provide us with your legal analysis as to why the original proxy cards should continue to be valid while considering that:
•	the proxy cards were mailed five months ago;

•	the record date has been changed several times; and

•	the parties have agreed to significant changes to the terms and structure of the proposed merger, including the consideration payable.
Response: The statements that the original proxy cards continue to be valid have been deleted from the Proxy Statement/Prospectus. The Proxy Statement/Prospectus has been revised to clearly indicate that proxy cards that accompanied the proxy statements mailed to Clear Channel shareholders with the notice of meeting dated January 29, 2007, supplement No. 1 to the proxy statement dated March 28, 2007, and supplement No. 2 to the proxy statement dated April 24, 2007 are no longer valid and will not be voted at the special meeting.
Questions and Answers about the Merger and the Special Meeting, page 2
7.	You currently repeat information in your lengthy questions and answers and summary sections. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In addition, we suggest that you focus your questions on those that lend themselves to brief, factual, and/or yes or no answers and thereby reduce the length of the questions and answers. Please revise accordingly.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages vii – xiv of the Proxy Statement/Prospectus.

8.	The Questions and Answers, Summary, and Risk Factors sections are filled with defined terms that make those sections difficult to understand, including terms such as “Effective Time,” “Rollover Shares,” “Net Electing Option Shares,” “Additional Consideration,” “Stock Election,” “Stock Consideration,” “Cash Election,” and “Cash Consideration.” These are merely examples. Please replace each defined term found in the Questions and Answers, Summary, and Risk Factors sections with descriptive words or phrases that enhance the readability of the prospectus.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment.

9.	When referring to defined terms later in the document, please define each term the first time it is used (rather than directing shareholders to a definition found later in the document).

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment.
“Will the holders of the Class A common stock have the right to elect ... [.]” page 8
10.	We note your disclosure that, pursuant to the voting agreement entered into with the Highfields Funds, the Highfields Funds possess the right to nominate two independent directors to Holdings’ board “until the Highfields Funds beneficially own...less than 5% of the outstanding shares of voting securities of Holdings issued as Stock Consideration” In your revised joint proxy statement/prospectus, disclose the amount of Holdings Class A common stock that the Highfields Funds intend to elect to receive in connection with the merger, if known. Also indicate whether the shares issuable to the Highfields Funds are being registered on this Form S-4.

Response: Neither Clear Channel nor Holdings has been informed by the Highfields Funds as to the number of shares of Holdings Class A common stock, if any, the Highfields Funds intend to elect to receive in connection with the merger. All shares of Holdings Class A common stock that may be issuable to the Highfields Funds as part of the merger are being registered on the S-4.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

11.	Revise to clarify that, due to the minority equity ownership interest that shareholders will possess after the merger, those shareholders will not have the power to elect the remaining ten directors to Holdings’ board.

Response: The referenced disclosure in the “Questions and Answers About the Merger and the Special Meeting” section of the Proxy Statement/Prospectus has been deleted in partial response to comment 7. The Proxy Statement/Prospectus has been revised elsewhere to comply with the Staff’s comment. Please see pages 15, 16, 49, 50, 95, 96 and 97 of the Proxy Statement/Prospectus.
“If my shares are held in street name by my broker ... [.]” page 10
12.	Disclose the effect of broker non-votes on the proposal to adjourn the special meeting.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page xi of the Proxy Statement/Prospectus.
Summary, page 15
Interests of Clear Channel’s Directors and Executive Officers in the Merger, page 22
13.	Please quantify on an aggregate basis the benefits that Clear Channel’s officers and directors will receive as a result of their interests in the merger.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 4 of the Proxy Statement/Prospectus.
Opinion of Clear Channel’s Financial Advisor, page 22
14.	Revise this section as well as the related discussion on page 112 to disclose the portion of the fee payable to Goldman Sachs that is contingent upon consummation of the merger. In addition, revise the reference to the advisor’s opinion appearing in “Reasons for the Merger” to address what consideration the board gave to the contingent payment in deciding to rely upon Goldman Sachs’ opinion.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 4, 5, 107 and 108 of the Proxy Statement/Prospectus.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

Regulatory Approvals, page 24
15.	Update your discussion to provide a brief summary of the status of any required regulatory approvals and compliance, as required by Item 3(i) of Form S-4, and include a more detailed discussion of the status of required regulatory approvals and compliance on page 116 (“Regulatory Approvals”).

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 6, 7, 111 and 112 of the Proxy Statement/Prospectus.
Material United States Federal Income Tax Consequences, page 25
16.	Please remove all uses of the word “generally” when the word is used to modify a conclusion about the tax consequences. A tax discussion should be stated as definitively as possible.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 108 - 110 of the Proxy Statement/Prospectus.
Conditions to the Merger, page 26
17.	Disclose here whether it is the Clear Channel board’s intent to resolicit stockholder approval of the transaction if either party waives material conditions. We generally believe that recirculation and resolicitation is required when companies waive material conditions and such changes in the terms of the transaction render the disclosure previously provided to shareholders materially misleading.

Response: Holdings hereby confirms that it will recirculate the Proxy Statement/Prospectus and resolicit proxies if either party to the merger waives material conditions to the consummation of the merger and such changes in the terms of the transaction render the disclosure previously provided to shareholders materially misleading.
Risk Factors, page 36
“Potential Risk of greater taxable gain...[.]” page 37
18.	Briefly describe, in plain English, the importance to investors of the categorization of the “Deemed Exchange” as an “exchange described in Section 351 of the Code,” keeping in mind our request (in our prior comment) to remove defined terms from

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

the forepart of the prospectus. Also revise the risk factor discussion to clarify the degree of the uncertainty of the tax consequences.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 18 of the Proxy Statement/Prospectus.
“Clear Channel and the Fincos may not be able to obtain the regulatory approvals... [.]” page 37
19.	Revise to clarify whether, because of the types of companies owned by each of the Fincos (and any affiliates of the Fincos), there is a risk that regulatory agencies will require divestiture of certain assets or may seek to impose conditions on the merger. We may have further comments after reviewing your revisions.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 18 - 19 of the Proxy Statement/Prospectus.
Former Clear Channel shareholders who become shareholders of Holdings... [.]” page 38
20.	Briefly summarize the material differences in the rights of shareholders and explain why they present potential risks to those who become shareholders of Holdings.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 20 of the Proxy Statement/Prospectus.
“The incurrence of indebtedness to pay the cash portion of the Merger Consideration... [.]” page 40
21.	Quantify the “substantial portion” of Clear Channel’s cash flow that will be used to pay principal and interest on its debt. Also disclose the pro forma ratios of indebtedness to total capital and earnings to fixed charges.

Response: With respect to the pro forma ratios, the Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 21 of the Proxy Statement/Prospectus. The specific amount of Clear Channel’s cash flow that will used to pay principal and interest on the debt is not determinable at this time. Such amount will depend upon, among other things, the amount of indebtedness to be incurred in connection with the merger, the interest rate applicable to the indebtedness to be incurred, the amount of indebtedness outstanding from time-to-time and the amortization of the principal of such indebtedness. Holdings respectfully advises the Staff that it believes the Risk Factor

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

regarding risks related to its substantial indebtedness following the merger adequately discloses the associated risks without the inclusion of the specific amount of cash flow that will used to pay principal and interest on the debt.
Unaudited Pro Forma Condensed Consolidated Financial Data, page 53
22.	Please disclose the amounts of the nonrecurring charges that have been and/or will be incurred in connection with the merger.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 30, 31, 32, 37 and 38 of the Proxy Statement/Prospectus.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Data, page 58
23.	Please refer to the third paragraph under (B). Disclose and tell us why you are assuming no Rollover Shares by other management shareholders.

Response: Holdings has assumed no additional Rollover Shares by other management shareholders because there are currently no agreements in place for other management shareholders to exchange current holdings for Rollover Shares. Additionally, Holdings is not aware whether or not other management shareholders intend to exchange current holdings for Rollover Shares. Absent any existing agreements, Holdings has assumed no additional Rollover Shares will be issued. The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 39 of the Proxy Statement/Prospectus.
24.	Please refer to the table of the control group continuing ownership on page 59. Separately present line items for definite-lived intangible assets, indefinite-lived intangible assets and goodwill.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 40 of the Proxy Statement/Prospectus.
25.	Please refer to adjustment (G). Disclose the amount of the non-qualified employee benefit plan payment.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 43 of the Proxy Statement/Prospectus.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages 56 and 57
26.	Please present the pro forma condensed consolidated statement of operations for the years ended December 31, 2005 and 2004, giving effect only to the discontinued operations.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 37 and 38 of the Proxy Statement/Prospectus.
Contractual Obligations; Indebtedness and Dividend Policy Following the Merger, page 64
27.	Please expand this section to provide specific disclosure of the material terms you anticipate will be set forth in each of your debt financing arrangements, including, but not limited to, interest rates, duration, material covenants restricting your ability to incur additional indebtedness and dispose of assets, and financial covenants. Furthermore, as soon as each agreement governing your debt financing is available, please file the agreement as an exhibit and ensure that all of the material terms of the agreement are summarized in this section of the proxy statement/prospectus. We may have further comments after reviewing your revised disclosure.

Response: The Proxy Statement/Prospectus has been revised to include the requested information regarding the anticipated material terms of the currently anticipated debt financing arrangements. Please see pages 46 - 48 of the Proxy Statement/Prospectus. Holdings hereby confirms that it will file each of the agreements governing the debt financing required to be filed by Item 601(b) of Regulation S-K when available.

28.	We note your statement on page 64 that you believe that cash generated from operations and the amounts available under various financing arrangements will be adequate to fund your debt service obligations, costs of operations, working capital needs and capital expenditures “for the foreseeable future.” Please indicate if your belief covers the next twelve months. Also clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

Response: The Proxy Statement/Prospectus has been revised to reflect the fact that Holdings believes that cash generated from operations, together with amounts available under its senior secured credit facilities, receivables-backed credit facility and other

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

available financing arrangements will be adequate to permit Holdings to meet its debt service obligations, ongoing costs of operations, working capital needs and capital expenditure requirements for at least the next 12 months. Please see page 46 of the Proxy Statement/Prospectus.

With respect to the Staff’s request to clarify whether Holdings will have sufficient cash and other resources to fund its operations and meet its obligations beyond such period, the Proxy Statement/Prospectus has been revised to indicate Holdings has no reason to believe that it will not have such cash and other resources. Holdings respectfully advises the Staff that it does not believe it can determine the length of time for which existing funds will be sufficient to fund Holdings operations and meet its obligations beyond the 12-month period referenced above. Please see pages 46 – 48 of the Proxy Statement/Prospectus.

29.	Revise the discussion under “Indebtedness” to clarify why the debt financing “may not be considered assured.” Further, please convey in an appropriate risk factor that the final terms, structures and amounts of the debt financing arrangements will not be determined by the time shareholders must submit the forms of election and make their investment decision.

Response: The Proxy Statement/Prospectus has been revised in accordance with the Staff’s comment. Please see pages 47 – 48 of the Proxy Statement/Prospectus.
The Special Meeting of Shareholders, page 70
Submitting Proxies Via the Internet or by Telephone, page 71
30.	Please provide us with the web addresses and passwords necessary to access the site where shareholders can vote via the Internet.

Response: Holdings respectfully notes that Clear Channel is not offering its shareholders the option to vote on the proposals to be considered at the special meeting via the internet. Internet voting may be offered to Clear Channel shareholders who hold their shares through a broker or nominee as may be indicated on the voting instruction cards provided by such entities.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

The Merger, page 72
31.	Consider including a graphic illustrating the corporate structure and ownership of the three classes of BT Triple Crown common stock after the merger is completed. For example, this illustration could reflect the ownership of the merged company by each of the parties to the merger (including, but not limited to, the senior executive officers and directors of Clear Channel and the Highfields Funds), with different charts based on varying levels of stock elections (e.g., less than 1%, 10%, 20%, and 30% equity ownership of BT Triple Crown by holders of the “Public Shares” and “Net Electing Option Shares”).

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 66 and 67 of the Proxy Statement/Prospectus.
Background of the Merger, page 72
32.	The Background section contains multiple references to presentations or analyses provided by each of Goldman Sachs, Lazard, and Watson Wyatt relating to a potential transaction with Bain Capital and THL Partners, beginning with Goldman Sachs’ presentation on October 13, 2006 (page 76) and each of Lazard’s and Watson Wyatt’s discussions with Clear Channel’s special advisory committee during the first two weeks of November (page 81). Advise us why each of these presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

Response: With respect to the portion of the Staff’s comment relating to Goldman Sachs, the disclosure on pages 73, 77, 78 and 79 of the Proxy Statement/Prospectus has been revised in response to the Staff’s comment to disclose that the prior presentations made by Goldman Sachs contained analyses that were substantially similar to those described under “Opinion of Clear Channel’s Financial Advisor.” Holdings respectfully submits that, given the substantial similarity of these analyses, and because the material analyses by Goldman Sachs to the board of directors in connection with its opinion are described, Holdings believes further disclosure is not warranted.

With respect to the portion of the Staff’s comment relating to Lazard, Holdings respectfully advises the Staff that the matters reviewed by Lazard with Clear Channel’s

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

special advisory committee during the first two weeks of November principally concerned the work that Lazard was performing in order to be in a position to make a financial presentation to the special advisory committee and render a fairness opinion (whether positive or negative). Lazard’s opinion dated November 16, 2006 and underlying financial analyses were delivered to Clear Channel’s special advisory committee in connection with the special advisory committee’s assessment of the fairness of the original merger agreement and, accordingly, Lazard’s opinion and material analyses were disclosed in Clear Channel’s Definitive Proxy Statement on Schedule 14A which was filed with the Commission on January 29, 2007. However, both Lazard’s opinion and the underlying financial analyses relate to the then-proposed $37.60 per share cash consideration under the original merger agreement. As described in the Proxy Statement/Prospectus, Clear Channel’s special advisory committee did not make any determination as to the fairness of the terms of the amended merger agreement and, consequently, Lazard was not requested to, and did not, render any opinion respect to the terms of the amended merger agreement. Holdings therefore believes that Lazard’s previous opinion and underlying financial analyses would not be material to the investment decisions of Clear Channel’s shareholders with respect to the pending transaction under the amended merger agreement and that any disclosure thereof could be confusing and misleading to such shareholders. Accordingly, no revisions to the disclosure have been made in this regard.

With respect to the portion of the Staff’s comment relating to Watson Wyatt, Holdings respectfully advises the Staff that the analysis that Watson Wyatt reviewed with Clear Channel’s special advisory committee in November, 2006 was related to executive compensation issues. The extent to which that the special committee considered the analysis of Watson Wyatt in connection with its determination of the fairness of the terms of the original merger agreement is set forth in the Proxy Statement/Prospectus. As described in the Proxy Statement/Prospectus, Clear Channel’s special advisory committee did not make any determination as to the fairness of the terms of the amended merger agreement and, Watson Wyatt did not provide any analysis with respect to the terms of the amended merger agreement. Holdings therefore believes that Watson Wyatt’s analysis would not be material to the investment decisions of Clear Channel’s shareholders with respect to the pending transaction under the amended merger agreement and that any disclosure thereof could be confusing and misleading to such shareholders. Accordingly, no revisions to the disclosure have been made in this regard.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

33.	Please summarize the events that occurred after the amendment to the merger agreement was executed on April 19, 2007, but before the board of directors received a revised term sheet from Fincos on May 2, 2007.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 83 of the Proxy Statement/Prospectus.

34.	Your disclosure indicates that significant shareholders of Clear Channel expressed a “lack of interest” in acquiring shares of capital stock of the surviving corporation until the period from May 7, 2007 through May 17, 2007, when a “substantial majority” of Clear Channel’s “most significant shareholders” requested that the board negotiate a stock election. Clarify whether early May was the first time that Clear Channel’s significant shareholders indicated an interest in receiving shares of the surviving company and disclose the reasons that the shareholders gave for this change in position, if any.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 83 – 84 of the Proxy Statement/Prospectus.

35.	We note your disclosure, on page 88, that members of the board of directors had “discussions with the most significant shareholders of Clear Channel” Identify these shareholders. Furthermore, clarify when the Clear Channel board first negotiated terms of a voting agreement with the Highfields Funds and summarize those negotiations.

Response: Members of the board of directors had discussions with more than 20 shareholders of Clear Channel. Holdings respectfully advises the Staff that, in light of the number of shareholders with which discussions were had, it is not material to list each of them by name. Holdings has revised the Proxy Statement/Prospectus at pages 83 – 84 to disclose that members of the board of directors had discussions with a majority of the 10 largest shareholders (by holdings). Further, Holdings respectively informs the Staff that the Clear Channel board did not conduct negotiations with the Highfields Funds. The voting agreement is between the Fincos and the Highfield Funds and all negotiations were conducted between the parties.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

36.	Address how the board overcame its concerns that a stock election feature would result in a substantial delay in the special meeting to consider the merger.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 85 and 86 of the Proxy Statement/Prospectus.
Reasons for the Merger, page 90
37.	Explain why the board determined to limit its recommendation to the cash consideration to be received by shareholders and not address the stock consideration.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 85 and 86 of the Proxy Statement/Prospectus.

38.	For each of the factors discussed in this section, clarify why the board believed the factor weighed in favor of (or against) the proposed transaction. For example, expand the first three bullet points to disclose what the board specifically considered regarding Clear Channel’s financial condition, prospects, competitive condition, challenges, risks and strategic alternatives and why the factors were viewed by the board as supporting its decision to enter into the merger agreement. Your revisions should explain what strategic alternatives were considered by the board and why they were rejected. As another example, explain why the board considered the fact that the consideration is not all cash to be a negative factor.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 86 - 88 of the Proxy Statement/Prospectus.

39.	We note that one of the factors supporting the board’s decision is the fact that shareholders will have the option to receive an equity interest in Holdings. Revise to discuss what the board considered regarding the risks associated with Holdings Class A common stock, particularly the surviving company’s substantially increased indebtedness, and the likely reduced liquidity in that stock.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 86 - 88 of the Proxy Statement/Prospectus.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

New Employment Agreements, page 99
40.	Please tell us why the pro forma statement of operations does not give effect to these agreements.

Response: Holdings respectfully informs the Staff that the pro forma statements do reflect the new employment agreements. No adjustment has been made to the cash compensation as a result of the new employment agreements since the new employment agreements do not contemplate a material change in cash compensation. The additional amounts related to non-cash compensation are included in the pro forma statement of operations as described in footnote (O). The Proxy Statement/Prospectus has been revised to refer directly to the new employment agreements in footnote (O). Please see page 45 of the Proxy Statement/Prospectus.
Financing, page 103
Debt Financing, page 104
41.	We note your statement on page 106 that the “description of the Debt Financing and the Debt Commitment Letter included herein will not be updated or otherwise revised to reflect circumstances existing after the date of this proxy statement/prospectus” Please note that if facts arise after effectiveness of the Form S-4 and those new facts render the disclosure in the proxy statement/prospectus materially misleading, you will have an obligation to disclose the information to shareholders. Please revise to confirm this understanding.

Response: Holdings hereby confirms its understanding that if facts arise after effectiveness of the S-4 and those new facts render the disclosure in the Proxy Statement/Prospectus materially misleading, it will be required to disclose the information to shareholders. The Proxy Statement/Prospectus has been revised in accordance with the Staff’s comment. Please see page 101 of the Proxy Statement/Prospectus.
Opinion of Clear Channel’s Financial Advisor, page 106
42.	Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Clear Channel’s financial advisor in connection with rendering its opinion and advice throughout the negotiation process. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letter.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

Response: Copies of written presentations delivered by Goldman Sachs to the board of directors or management of Clear Channel, as well as the engagement letter, are being supplementally provided to the Staff by counsel to Goldman Sachs together with a request that such materials be afforded confidential treatment under the Freedom of Information Act.

43.	To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 101 – 106 of the Proxy Statement/Prospectus.

44.	With respect to each type of analysis performed by Goldman Sachs, provide more specific disclosure of the methods Goldman Sachs used to arrive at the key figures utilized in each analysis. For example, clarify why the advisor used the particular ratios disclosed on page 108. As another example, summarize the method by which the advisor arrived at the particular range of discount rates (i.e., by describing in greater detail the “weighted-average cost of capital based on the capital structure of Clear Channel as of May 15, 2007”) and perpetuity growth rates used in the discounted cash flow analysis. These are merely examples. The summary of the analyses performed by Goldman Sachs should provide a clear picture of the methods and calculations the advisor used to arrive at the particular values disclosed in this section.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 101 – 106 of the Proxy Statement/Prospectus.
45.	The staff notes the disclaimer by Goldman Sachs, Clear Channel, and “any other person” relating to the forecasts provided to Goldman and the analyses Goldman Sachs performed (page 111). While it maybe acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 106 of the Proxy Statement/Prospectus.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

46.	Revise the disclosure on pages 111 and 112 to provide quantified disclosure of the compensation that Goldman Sachs received for all services provided to Clear Channel and its affiliates during the past two years in accordance with Item 1015(b)(4) of Regulation M-A. Also revise to quantify the fees paid for services that Goldman Sachs provided to Bain, THL Partners and their affiliates during the past two years or advise us why you believe such information is not material.

Response: The disclosure on page 107 of the Registration Statement has been revised in response to the Staff’s comment to provide disclosure regarding fees paid by Clear Channel and its affiliates to Goldman Sachs in connection with investment banking services performed by Goldman Sachs during the past two years. With respect to fees paid to Goldman Sachs for services provided to Bain, THL Partners and their affiliates, Holdings respectfully submits that disclosure is not required by Item 1015(b)(4) of Regulation M-A, which only addresses fees paid to “the subject company or its affiliates.” In addition, Holdings believes that, given the existing disclosure contained in the Registration Statement regarding the investment banking services performed by Goldman Sachs for Bain, THL Partners and their affiliates, incremental disclosure regarding fees paid in connection with such services would not be material to shareholders. Holdings respectfully submits that such disclosure is not warranted and that to require such disclosure would depart from the Staff’s longstanding practice.
Material United States Federal Income Tax Consequences, page 113
47.	Substantially revise this section to state in clear, plain language how Clear Channel shareholders will be taxed. Currently, this section is difficult to read given the use of defined terms and legalese.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 108 - 110 of the Proxy Statement/Prospectus.
48.	We note your statement on page 115 that those electing to receive only shares of BT Triple Crown Holdings will not recognize any gain or loss. It appears that the tax consequences to those electing to receive BT Triple Crown shares, and to those electing to receive a combination of BT Triple Crown shares and cash, is material. Please advise whether you intend on securing an opinion of counsel pertaining to the material tax consequences to those electing to receive shares and a combination of shares and cash in connection with the merger, as required by Item 601(b)(8) of Regulation S-K. Furthermore, please note that regardless of whether you obtain a long-form or short-form opinion, the conclusions-as to the material tax

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

consequences must be a conclusion of counsel, rather than of Clear Channel, and the opinion and consent must be filed and signed by counsel prior to effectiveness of the registration statement.

Response: Holdings has received an opinion of its special tax counsel pertaining to the material tax consequences to those electing to receive shares and a combination of shares and cash in connection with the merger. Such opinion is filed as Exhibit 8.1 to the Amended S-4.

49.	Disclose how shareholders will be taxed in the “unlikely event that Section 304 of the Code were to apply to the merger”

Response: The Proxy Statement/Prospectus has been revised to remove the discussion of Section 304 of the code.
The Merger Agreement, page 119
50.	We note your statement in the second paragraph that the summary of the merger agreement “is not intended to provide any other factual information” about Clear Channel and the other merger parties. Similarly, we note your statement under “Representations and Warranties” on page 125 that the representations and warranties were “made to and solely for the benefit of [the parties to the merger agreement].” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 114 of the Proxy Statement/Prospectus.
Representations and Warranties, page 125
51.	We note your statements that the representations and warranties “were made only as of the date of the original merger agreement” and information “may have changed since the date of the merger agreement” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements included in the joint proxy statement/prospectus not misleading.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

Response: Holdings acknowledges the Staff’s comment and confirms that it is its responsibility to disclose any material information regarding any material contract provision necessary to make the statements included in the Proxy Statement/Prospectus not misleading.
Security Ownership of Certain Beneficial Owners and Management, page 145
52.	Revise the beneficial ownership table to attribute ownership of the shares held by spouses to the corresponding directors and executive officers. Refer to Release No. 33-4819 (“a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”). You may retain the disclaimers of beneficial ownership in the footnotes to the table.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 138 - 139 of the Proxy Statement/Prospectus.
Item 22. Undertakings, page II-2
53.	Include the undertakings required by Item 512(a) of Regulation S-K.

Response: The S-4 has been revised to comply with the Staff’s comment. Please see pages II-2 - II-4 of the Amended S-4.
Signatures
54.	Please include the signature of the executive officer in his capacity as the Principal Financial Officer.

Response: The S-4 has been revised to comply with the Staff’s comment. Please see page II-5 of the Amended S-4.
Exhibits
55.	For those agreements filed as exhibits pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

Response: Holdings has complied with the Staff comment. The summary of the Company Disclosure Schedule and the Mergerco Disclosure Schedule has been included at the end of the merger agreement, which is Annex A to the Proxy Statement/Prospectus. The summary of the Amendment Disclosure Letter has been included at the end of amendment No. 1, which is Annex B to the Proxy Statement/Prospectus. The summary of the Second Amendment Disclosure Letter has been included at the end of amendment No. 2, which is Annex C to the Proxy Statement/Prospectus. The agreement to furnish the Commission copies of the omitted schedules to the merger agreement, amendment No. 1, and amendment No. 2, pursuant to Item 610(b)(2) of Regulation S-K has been included on the exhibit index of the Amended S-4 and on the summary of each of the Company Disclosure Schedule, the Mergerco Disclosure Schedule, the Amendment Disclosure Letter and the Second Amendment Disclosure Letter.

56.	Please file the equity and debt commitment letters summarized on pages 103 through 106, as well as all agreements that govern (or will govern) each of the equity and debt financing as soon as those agreements are available.

Response: Holdings is not a party to the commitment letters referenced in the Staff’s comment. Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. (the “Sponsors”) and entities formed by private equity funds sponsored by the Sponsors are parties to the equity commitment letters, and the Sponsors, entities formed by private equity funds sponsored by the Sponsors and potential lenders are parties to the debt commitment letter. The commitment letters provide the terms and conditions of the commitments to provide the proposed debt and equity financing for purposes of effecting the merger as described in the Proxy Statement/Prospectus. Holdings respectfully advises the Staff that it does not believe that the commitment letters are necessary to an investor’s understanding of the terms of the financing of the merger. Holdings has included the information requested by the Staff regarding the material terms of the anticipated debt financing arrangements in accordance with Staff Comment 27 and included a risk factor conveying that the final terms, structures and amounts of the debt financing arrangements will not be determined by the time shareholders must submit the forms of election and make their investment decision as requested by the Staff in accordance with Staff Comment 29. Accordingly, Holdings has not filed the commitment letters as exhibits to the Amended S-4. The terms of any financing arrangements will be set forth in separate agreements to which Holdings and the lenders will be parties. Holdings will file the agreements governing each of the debt and equity financings as exhibits to the Amended S-4 when available.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

57.	When available, file the employment agreements governing employment with BT Triple Crown as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Furthermore, file the letter agreement discussed on pages 98 through 99 of your document.

Response: Holdings has filed as an exhibit to the Amended S-4 the letter agreements referenced above. Additionally, Holdings confirms that it will file each employment agreement governing employment with Holdings as is required to be filed by Item 601(b) of Regulation S-K.

58.	File the form of election as an exhibit.

Response: The S-4 has been revised to comply with the Staff’s comment. Please see Exhibit 99.2 to the Amended S-4.
*     *     *     *
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the company requests acceleration of’ the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
     You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.
Response: Holdings acknowledges the Staff’s response protocol and has filed a pre-effective amendment as well as this response letter by way of EDGAR. In addition, marked copies of the Amended S-4 along with supplemental material will be delivered to the Staff by courier, under separate cover, to the attention of Mr. Derek B. Swanson. Holdings acknowledges that the Staff may have additional comments after reviewing the Amended S-4 and this letter.

Holdings acknowledges the Staff’s protocol with respect to any request to accelerate the effectiveness of the S-4.

Michele M. Anderson
Securities and Exchange Commission
July 9, 2007

Holdings has noted this contact information and wishes to thank these contacts for their assistance and prompt review of the S-4.

     We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to me at (415)315-6344.

Sincerely,
/s/ Brian C. Erb

Brian C. Erb Ropes & Gray LLP

Enclosures

cc:	John P. Connaughton
Bain Capital Partners, LLC

Scott M. Sperling
Thomas H. Lee Partners, L.P.

Andrew W. Levin, Esq.
Hamlet Newsom, Esq.
Clear Channel Communications, Inc.

David C. Chapin, Esq.
Ropes & Gray LLP

C.N. Franklin Reddick, Esq.
David B. Antheil, Esq.
Akin Gump Strauss Hauer & Feld LLP